Equity LifeStyle Properties, Inc.
Two North Riverside Plaza
Chicago, Illinois 60606
(312) 279-1400
Fax (312) 279-1710
www.equitylifestyle.com
August 18, 2023

VIA EDGAR

Eric McPhee
Jennifer Monick
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    Equity LifeStyle Properties, Inc.
Form 10-K for the year ended December 31, 2022
Response dated July 7, 2023
File No. 001-11718

Dear Mr. McPhee and Ms. Monick:

On behalf of Equity LifeStyle Properties, Inc. (the “Company”), this letter responds to your letter, dated August 8, 2023 (the “Comment Letter”), regarding the above-referenced filings. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”).

Form 10-K for the year ended December 31, 2022

Non-GAAP Financial Measures, page 47

1.We note your response to our comment 1. We refer you to your non-GAAP financial measures Funds from Operations, Normalized Funds from Operations, Property operating revenues, excluding deferrals, Income from property operations, excluding deferrals and property management, and Income from property operations, excluding deferrals. It appears that such non-GAAP measures accelerate the recognition of membership upgrade revenues by recognizing the entire amount of payments received as revenues in the current period, as opposed to recognizing the revenues over a 20 year period. Accelerating the recognition of membership upgrade sales appears to be inconsistent with Question 100.04 of the Non-GAAP C&DI. Please revise your filing to remove this adjustment from your non-GAAP measures, or advise.

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
August 18, 2023

Response:
We appreciate the time and attention the Staff has dedicated to this matter, including the Staff’s dialogue with representatives of the Company on various occasions. We respectfully acknowledge the Staff’s comment and, as described in our previous response, our belief is that such adjustments are clear, detailed and understandable, are immaterial, have been consistently applied since 2008 and are not misleading individually tailored measures as contemplated in Question 100.04 of the Compliance and Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures. Our previous response also included a detailed discussion of the factors supporting our conclusion that the non-GAAP measures, which include adjustments to exclude deferrals associated with our membership sales activity, are used by and useful to our investors.

We acknowledge the Staff’s interpretation of Question 100.04 of the C&DIs on Non-GAAP Financial Measures and the inconsistency with our presentation of this deferral adjustment in our non-GAAP measures. The Company respectfully requests the ability to transition to a new reporting presentation, explained below, that revises our non-GAAP financial measures to address the Staff’s feedback. This transition plan would include communication with our investors and analysts about these measures and would allow us to provide an explanation of the planned change that impacts the key financial measures used by investors and analysts to value our company and assess its performance.

For the remaining reporting periods in 2023, the Company proposes continuing to exclude deferrals in its presentation of Normalized FFO and the other non-GAAP financial measures. Beginning with our first quarterly filing in 2024, we will no longer include the change in our deferred revenue liability for upfront payments received related to membership upgrade contracts in our calculation of the following non-GAAP financial measures:

•FFO
•Property operating revenues, excluding deferrals
•Income from property operations, excluding deferrals and property management
•Income from property operations, excluding deferrals.

When presenting such information, the Company will recast prior period non-GAAP financial measures to conform to the planned presentation of its non-GAAP measures.

Our plan includes continuing to include the adjustment in one non-GAAP measure going forward - Normalized FFO, excluding deferrals. This will allow us to retain one non-GAAP measure that: (i) illustrates how management views our business, (ii) allows investors and analysts the ability to understand key operating details of our business and (iii) is presented in a manner consistent with our historical presentation. We believe that this non-GAAP financial measure will address the unique nature of our membership business that called for the adjustment in question which, as discussed in our previous response, relates to the sale of a right to use our real estate, and that it will be presented in a manner that is clear, conspicuous and not misleading to investors. The Company’s plan will also minimize confusion among the investor community by providing one supplemental measure that is consistent with the calculation that has been used and presented since 2008.

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
August 18, 2023

Consolidated Statements of Cash Flows, page F-9

2.We note your response to comment 3. Please address the following:
•We note you concluded that there was a classification error in prior periods due to the predominance principle discussed in ASC 230-10-45-22 through 22a not being applied appropriately in relation to the MH asset class. Please clarify for us how you determined that this principle was not being applied appropriately in prior periods. Your response should address, but not be limited to, (1) your consideration of the information available to management at the time the MH asset cash outflows were recorded within investing activities and (2) your consideration of the level of management judgement necessary to apply this accounting literature.
Response:
We recognize that this comment is associated with comment 5 from the Staff’s letter dated May 17, 2023 (the “May 17, 2023 Comment Letter”).

ASC 230-10-45-22 and 45-22A, commonly referred to as the predominance principle, states that cash inflows and outflows should be presented in the same consolidated statements of cash flows (“SOCF”) category based on the activity that is likely to be the predominant source or use of those cash flows.

Following receipt of the May 17, 2023 Comment Letter and upon further review of the Company’s SOCF as it relates to the purchase, use and sale of manufactured homes (“MHs”), we determined, and our auditors concurred, that although we presented accurate total cash sources and uses in our historical SOCF, we were not appropriately applying the predominance principle as prescribed by ASC 230 because the cash inflows and outflows relating to the purchase, use and sale of MHs were presented in different categories on the SOCF and did not reflect the activity that we believed would provide the predominant source of cash flows.

We historically reported the cash outflow for the purchase of an MH within investing activities and the cash inflow from the sale of an MH within operating activities. We believed this practice followed GAAP guidance and resolved inconsistencies between guidance for balance sheet classification and presentation of cash flows. We refer you to our SOCF and related disclosures in our Form 10-Q for the quarterly period ending June 30, 2023 for the correction that reflects application of the predominance principle.

With respect to topic (1) above, at the time of purchase of an MH for placement in our communities, we do not, and did not in the past, designate our intent to sell or to rent each MH as the decision can vary based on macroeconomic conditions and customers’ appetite for MH ownership. We classified the cash outflows in investing activities because the majority of homes purchased were placed in service as rental assets, classified as real property on our balance sheet and held as such until they were sold in the ordinary course of operating our business. This practice was consistent with ASC 360 guidance on property, plant and equipment as well as the guidance in ASC 230 relevant for presentation of cash outflows for fixed asset purchases.

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
August 18, 2023

With respect to topic (2) above, during the historical periods in which the MHs were purchased and cash outflows were presented within investing activities, we considered the likely use of homes and the potential impact of the macroeconomic environment on our ability to sell homes. In applying judgment, management considered the complexity of our business and the relevant accounting guidance, in particular, as it is applied to the multiple uses (purchase, rental and sale) associated with the MHs in our business. We concluded that presenting cash outflows for purchases of MHs that we classified as fixed assets in investing activities was appropriate. We also concluded that presenting cash inflows for sales of MHs, revenue which we recognized based on ASC 606 guidance for contracts with customers, as operating activities was appropriate. As noted, the error we identified was misapplication of the predominance principle as demonstrated by the cash inflows and outflows appearing in different categories on the SOCF.

•Please clarify for us how you determined that the predominant source of cash flow comes from the proceeds of the sale of MHs. In your response, please provide both qualitative and quantitative factors that went into your analysis. Your response should address the consideration that you gave to the length of time that the MHs will be rented out prior to sale. Additionally, to the extent you gave more weight to quantitative factors, please tell us how you determined that was appropriate and consistent with this accounting literature.
Response:
Following receipt of the May 17, 2023 Comment Letter, we considered how the predominance principle should have been applied in prior periods. We considered both qualitative and quantitative factors in our determination that the predominant source of cash flow comes from the proceeds of the sale of the MHs. Qualitative factors include the following: (i) the Company’s business plan is focused on the lease of sites and not the lease of homes and, our purpose in purchasing homes is to sell the homes to establish a site rental customer; (ii) the Company does not purchase any homes that are designated for long-term rental; and (iii) our decision to rent homes for a period is based on macroeconomic conditions and customers’ appetite for MH ownership but our ultimate objective is to sell the home to secure a long-term resident.

For the quantitative factors, we analyzed cash flows generated by sales and rental on an individual asset basis and used the data to calculate the breakeven point at which cash inflows from rental of an MH would exceed cash inflows from the sale of an MH. Specifically, we reviewed how long an MH must be continuously rented to generate rental proceeds greater than sale proceeds. For all periods reviewed, the quantitative data affirmed our qualitative conclusion by what we considered to be a wide margin. Our average rental period was less than half of the time-interval needed for breakeven. We also determined the average rental period was far less than half the estimated useful life of an MH, and the average proceeds collected at the time of sale were nearly 20 times larger than the annual rent collected for an MH. Furthermore, in reviewing MHs purchased at the individual level, there would be no qualitative considerations at such level which would have led us to believe that the MHs would be rented beyond such breakeven point at the time of purchase. Given the margin between the likely sources of cash flows, we concluded that application of the predominance principle did not require additional application of management judgment.

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
August 18, 2023

3.We continue to consider your analysis of materiality that you provided in your response to comment 3.

Response:
We acknowledge the Staff will continue to consider our analysis of materiality in our prior response to comment 5 from the May 17, 2023 Comment Letter.

If you require additional information or have any questions about this letter, please call me at 312-279-1488.

EQUITY LIFESTYLE PROPERTIES, INC,

/s/ Paul Seavey
Paul Seavey
Executive Vice President & Chief Financial Officer

Cc:	Brent Wyper, Ernst & Young, LLP
Larry P. Medvinsky, Esq., Morrison Foerster LLP